Filed by Duke Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                      Subject Company: Duke Energy Holding Corp.
                                                  Commission File No. 333-126318


Cinergy Merger: Sept. 21 Q&A for Duke Energy Employees

Why isn't Duke Power considering integrated coal gasification / combined cycle
(IGCC) when Cinergy is?

Consideration of IGCC makes sense for Cinergy in its service territory. It provides Cinergy with coal cost advantages and reduced emissions and it leverages Cinergy's previous operational experience with the DOE's coal gasification demonstration project in western Indiana. There are also potential opportunities for CO2 capture and sequestration due to the southwestern Indiana geology of the proposed site. In addition, the governor of Indiana recently signed a bill that provides some tax relief for companies that use IGCC.

The coal cost advantages, carbon sequestration opportunities and tax incentives are not currently available to Duke Power in its service territory.

What experience does Mr. Rogers have in dealing with multinational issues that span many countries, especially with the U.S.'s largest trading partner, Canada? A significant portion of Duke Energy's assets and revenues are sourced in non-U.S. sovereign nations that all have different rules and obligations in their respective countries and all play by some different rules. How well does Mr. Rogers know these rules?

Also, in the future, can we consider calling our operations outside the U.S. by their names, i.e., Canadian, or Latin American and not "international?" Operations outside the U.S. are not "international" operations to those who work there.

During his tenure as Cinergy CEO, Jim Rogers has been either directly or indirectly involved in the acquisition, divestiture and operation of a number of energy assets outside the United States, including some in Canada.

Since Cinergy was formed in 1994, it operated a major international business unit that owned and operated power generation, transmission, distribution and renewable energy assets in the United Kingdom, Spain (wind farms), the Czech Republic, Estonia, South Africa, South America, Zambia and Kenya. The largest asset (acquired in 1996) was half-ownership of Midlands Electricity, a British regional electric utility.

As the UK transitioned to a fully competitive energy market in 1999, Cinergy sold its interest in Midlands at a considerable gain. Earlier, Cinergy sold its South American assets.

In each of these instances, the company identified future adverse changes in either the regulatory arena or the marketplace, and acted in advance to maximize the value of the investment. By 2001, most of Cinergy's sales were generated by growing domestic regulated and non-regulated operations. With this core business focus, Cinergy began the process of selling many of its international assets and moved the rest into its Commercial (non-regulated) business unit. Rogers was either directly or indirectly involved in the acquisition and divestiture of these assets.

Currently, Cinergy owns a natural gas marketing business in Canada that it acquired in 2004. It also owns and operates a combined heat & power (CHP) plant in Zlin, Czech Republic that provides steam and hot water to industrial companies. Cinergy also owns and operates -- either fully or partially:

o A natural gas distribution system in Greece near Athens
o A transmission & distribution system in the Copperbelt mining region of Zambia in Africa.
o An oil-fired generating station that supplies Kenya Power & Lighting Corp. in Africa.

As far as how we refer to our operations, Duke Energy Corporate Communications generally advises anyone writing for company-wide internal audiences to use official business unit names (i.e., DEGT West, DEI Brazil) in their communications. However, when writing for U.S. audiences, such as the U.S. media, regulators or employees based in the United States, it would be appropriate to use the term "international" to describe Duke Energy's operations outside the United States.

A feasibility study is underway to determine the value of splitting Duke Energy into a power company and a gas company. What impact does this potential split have on DEA and the trading activity in particular? Do you expect DEA merchant energy assets to be rolled up under the power company?

On Sept. 13, Duke Energy announced its decision to sell its merchant energy assets in the West and Northeast. See the news release.

As noted in the FERC Section 203 Filing, the DENA Midwest assets will be transferred to Cincinnati Gas & Electric (CG&E) in order to achieve operating efficiencies and to diversify fuel risk.

Jim Rogers said that he wanted people to know what the organization will look like (and where they fit in) by Thanksgiving. Is that just to a certain level of employee, or will all employees know by Thanksgiving what their position will be in the merged company?

By the fourth week in November (U.S. Thanksgiving), not all employees will know what their position will be in the merged company. We expect that the most senior level officers will have been named by that time - approximately the top 30.

Jim Rogers has said that Cinergy has managed its workforce without layoffs, but I know that Cinergy - like Duke - has reduced or restructured its workforce.

How does Rogers define a layoff?

A layoff is when the company eliminates an employee's current position and doesn't give the employee the option to remain with the company in another capacity.

How has Cinergy achieved its reductions?

When Cinergy restructures its business and positions are eliminated, the company attempts to identify other jobs for affected employees through its redeployment program. If the employee wants to continue to work for Cinergy, in most cases, another job is made available, although the work location and type of work may differ from what the employee had been doing. Through redeployment, Cinergy has been able to manage its workforce levels without using involuntary layoff programs during Rogers' tenure.

The company also uses voluntary programs, such as early retirement incentives, to manage its workforce levels.

Rogers has stated that he hopes to continue to avoid layoffs and to manage workforce reductions resulting from the Cinergy/Duke Energy merger through a variety of approaches. Those approaches will be determined during the integration planning process.

Recently, Cinergy Marketing & Trading management has told employees that they should not expect to be part of the Duke/Cinergy merger. How does this message fit in with the strategic goals of the Duke/Cinergy merger? Is the non-regulated marketing and trading function a strategic fit in the long-term plans of Duke Energy?

To the knowledge of Cinergy Marketing & Trading (CMT) senior management, no member of management has commented to CMT employees that they should not expect to be part of the merger.

On Sept. 13, Duke Energy announced that it plans to sell substantially all of Duke Energy North America's (DENA) physical and commercial assets outside the midwestern United States. Going forward, Duke Energy will remain involved in the merchant sector by building its business off the combination of its Midwest assets and Cinergy's commercial platform. While there will be a marketing and trading component to the company's strategy following the Duke Energy / Cinergy merger, commercial deals will be much shorter-termed and require less capital. See the Sept. 13 Duke Energy news release for more details.

With the recent announcement concerning the integration teams, I am more uncertain as to the role of DEGT within the new proposed organization. Is there going to be any operational and/or technical integration of the gas transmission and gas distribution systems?

Operationally speaking, DEGT will be largely unaffected by the merger of Duke Energy and Cinergy. No operational level integration of Cinergy's gas distribution business and DEGT's transmission systems is planned at this time. DEGT's role on the integration team is to ensure that evolving information technology systems (or other such processes) take into account the requirements of DEGT's businesses and employees.

How will the merger effect the Nantahala Area, specifically the call center?

The impact, if any, the merger will have on back office support areas, such as call centers, will be determined during the integration planning, which officially kicked off on Sept. 15.

With the Cinergy merger on-going, I would like to know what Cinergy's policies are on the following: sick time, vacation, holidays, retirement, tuition reimbursement and relocation. Also will we be changing any of our policies due to the merger?

It would be difficult to completely describe Cinergy's or Duke Energy's policies on these topics in a limited amount of space. As part of the HR merger integration process, a sub-team will be reviewing policies from both companies and recommending policies for the new combined company going forward.

Jim Rogers says that he wants to "fix the DENA problem." Does he define this as an asset problem, a market problem, a people problem or some combination of the three? What are some of the solutions he would propose?

Editor's note: This question was posed prior to Sept. 13, when Duke Energy announced its decision to sell substantially all of the DENA business outside the Midwest over the next year. Going forward, Duke Energy will remain involved in the merchant sector by building its business off the combination of its Midwest assets and Cinergy's commercial platform.

If I am offered a position to relocate to Cincinnati as a result of the merger and I turn it down, will I lose my severance? Even if there is no relocation compensation offered?

As part of the HR merger integration team, there will be a Transition Issues Team that will review Duke Energy's and Cinergy's policies and recommend policies for these types of issues. As decisions are made, they will be communicated to employees when appropriate.

I've never been through a merger.  Is it a big deal to employees?

Every merger brings changes, challenges and opportunities, and this one will be no different. Employees who have experienced mergers or acquisitions will tell you that the impact will affect everyone to varying degrees. Not knowing exactly what changes will occur can be uncomfortable for some and exciting for others. We all know that no one can safeguard our future. But each of us can take this opportunity to focus on making our new company the standard against which all others are measured.

Our leadership is inviting us to earn the right to continue to serve our stakeholders in even better ways than we have before.

With PUCHA out of the way is Duke likely to make another deal before our merger?

It's unlikely that Duke would announce another merger before the Cinergy merger closes.

Is shareholder approval a concern for the merger?

At this time, we believe both companies' shareholders will approve the merger at their respective special meeting of shareholders.

Do we have a consulting firm helping with us with the merger integration?

Yes -- Booz Allen Hamilton, which is a leading consultant with extensive experience in large merger integrations. Booz Allen Hamilton is known for its project management, change management and strategy implementation skills.

The decision to exit the DENA business, outside the Midwest, will result in an impairment of $0.88 cents per basic share. So how can the EPS target be increased by $0.05 cents?

The 88-cent charge against earnings will be a one-time item, which will not count against ongoing earnings -- the measure for employee incentives.

For 2005, the company's ongoing EBIT target for DENA was a loss of $150 million. With the decision to exit the DENA businesses, except for the Midwest, and move them to discontinued operations, their results are effectively not included for 2005 when calculating the EPS for short-term incentive purposes. Consequently, by taking away a portion of the negative drag on the company's earnings, the EPS target has increased to reflect this.

                                      * * *

                           Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                   Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                        Participants in the Solicitation

         Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.